UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. __)*



                             SmartServ Online, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   83169M 40 1
                                 (CUSIP Number)


        Eric D. Schoenborn, Esquire, Stradley Ronon Stevens & Young, LLP
          Woodland Falls Corporate Park, 210 Lake Drive East, Suite 102
                          Cherry Hill, New Jersey 08002
                                 (856) 321-2413
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 12, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------
CUSIP NO. 83169M 40 1
----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           ROBERT M. PONS
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                   (b)  [ ]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*
           OO
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        [  ]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
--------------------------- ----- ----------------------------------------------
    NUMBER OF           7    SOLE VOTING POWER                          699,998
     SHARES           ------ ---------------------------------------- ----------
   BENEFICIALLY         8    SHARED VOTING POWER                           n/a
    OWNED BY          ------ ---------------------------------------- ----------
      EACH              9    SOLE DISPOSITIVE POWER                     699,998
    REPORTING         ------ ---------------------------------------- ----------
   PERSON WITH          10   SHARED DISPOSITIVE POWER                      n/a
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           699,998
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                   [  ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    19.56% /1/
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                    IN
---------- ---------------------------------------------------------------------

1 Please note the dilution of the Reporting Person's voting power due to the existence of certain preferred stock of the Issuer as described in Item 5 below.

Item 1. Security and Issuer.
        --------------------

     This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of SmartServ Online, Inc., a Delaware corporation, which has its principal business office at 2250 Butler Pike, Suite 150, Plymouth Meeting, PA 19462 (the "Issuer").

Item 2. Identity and Background.
        ------------------------

     This Schedule 13D is being filed by Robert M. Pons, an individual (the "Reporting Person"). The 699,998 shares of Common Stock ("Shares") reported are held directly by the Reporting Person. The Reporting Person, a citizen of the United States of America, has a business address of: c/o SmartServ Online, Inc., 2250 Butler Pike, Suite 150, Plymouth Meeting, PA 19462. The Reporting Person is the Chief Executive Officer, President and Director of the Issuer.

     The Reporting Person has not been, during the last five (5) years, (i) convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.
        ---------------------------------------------------

     As described further in Items 4 and 5, options and warrants to purchase the Shares were issued to the Reporting Person pursuant to an employment agreement and consulting agreement, respectively, between the Reporting Person and the Issuer.

Item 4. Purpose of the Transaction.
        ---------------------------

     On March 12, 2004, the Reporting Person entered into a certain Employment Agreement (the "Agreement") with the Issuer. In connection with entering into the Agreement, the Issuer granted the Reporting Person stock options (the "Options") for the purchase of an aggregate of 1,300,000 shares of the Common Stock of the Issuer with an exercise price of $1.50 per share. The Options vest as follows: (i) 557,141 shares on the date of grant (March 12, 2004) and (ii) the balance of 742,859 shares in equal amounts as of the last day of each calendar quarter beginning with the quarter ending March 31, 2004 and ending with the quarter ending December 31, 2007; provided, however, that the Options shall immediately vest in their entirety upon a Change of Control and certain other events as defined in the form of Option Agreement attached to the Agreement.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     (a) and (b). The Reporting Person beneficially owns the number and percentage of outstanding shares of Common Stock listed in each of its responses to Items 11 and 13, respectively, on the cover page filed herewith. In addition, the number of shares of Common Stock which may be deemed beneficially owned by the Reporting Person with respect to which it (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page relating to the Reporting Person filed herewith.

     In addition to the Options referenced in Item 4, the Reporting Person also owns a warrant to purchase up to 50,000 shares (after the one-for-six reverse stock split effective November 25, 2003) of Common Stock of the Issuer (fully vested in December 2003) at an exercise price of $2.04 per share (the "Warrant"), pursuant to a certain Consulting Agreement dated August 4, 2003, between the Reporting Person and the Issuer. Based on the 2,878,840 shares of Common Stock of the Issuer outstanding on April 15, 2004 (per the Issuer's records), the Reporting Person would beneficially own 19.56% of the outstanding Common Stock of the Issuer. The percentage owned by the Reporting Person in terms of voting power is diluted by the existence of outstanding Series A convertible preferred shares (the "Preferred

Shares") that give the holders of such shares the right to vote with the common stockholders on all matters submitted to a vote of the stockholders, and the holders of the Preferred Shares are entitled to the number of votes equal to the number of shares of common stock into which the Preferred Shares are then convertible (currently ten (10) votes per each Preferred Share held). Assuming the conversion of all outstanding Preferred Shares, the Reporting Person would be the beneficial owner of 5.67% of the then outstanding Common Stock of the Issuer, which also represents the Reporting Person's percentage voting power.

     (c). In the 60 days prior to the date of this Schedule 13D, the Reporting Person has not engaged in any transactions in shares of Common Stock.

     (d). To the knowledge of the Reporting Person, no other person is known to have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

     (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

     The information set forth in Item 4 and Item 5 of this statement is hereby incorporated by reference herein. Except as set forth in this statement, the Reporting Person does not have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint venture, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.
        ---------------------------------

     The exhibits are listed in the Exhibit Index appearing below and are filed herewith or are incorporated by reference to exhibits previously filed with the Securities and Exchange Commission.



                         [Signature on following page]

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 2004


/s/ Robert M. Pons
--------------------
Robert M. Pons

                                  EXHIBIT INDEX


Exhibit #                     Description                            Location
---------                     -----------                            --------
  1.1          Option  Agreement dated as of March 12, 2004,      Filed herewith
               between the Issuer and Robert M. Pons.
  1.2          Common Stock Purchase Warrant dated as of          Filed herewith
               August 4, 2003, between the Issuer and
               Robert M. Pons.
  1.3          Common Stock Purchase Warrant dated as of          Filed herewith
               August 4, 2003, between the Issuer and
               Robert M. Pons.